Exhibit 4.(b)20

[On Lumenis Ltd. letterhead]

To:
Bank Hapoalim B.M.

December   24  , 2012

Dear Sirs,

Re: Request for Repayment Postponement and
Amendment of Restructuring Agreement and Schedule 13.25

Reference is hereby made to that certain Restructuring Agreement dated September 29, 2006, as amended (the “Restructuring Agreement”), by and between Bank Hapoalim B.M. (the “Bank”) and Lumenis Ltd., a company incorporated under the laws of the State of Israel, registration number 52-004255-7 (the “Borrower”), and to Schedule 13.25 of the Restructuring Agreement entitled Financial Covenants, as amended (the “Financial Covenants Letter”). Terms and expressions defined in the Restructuring Agreement shall have the same meaning and construction when used in this letter. References to clauses mentioned herein respectively relate to the same clauses in the Restructuring Agreement. Reference is also made to that certain letter agreement between the Borrower and the Bank dated June 28, 2012 regarding payment postponement (“June Letter Agreement”).

1.
Pursuant to the Restructuring Agreement, payment by the Borrower to the Bank of an aggregate principal amount of US$ 15,133,040 was due on June 30, 2012 (the “Due Principal Amount”), and pursuant to Section 4 of the Restructuring Agreement, following such payment, the Bank shall forgive an amount of US$ 4,291,850 (the “June 2012 Write-Off Amount”) upon payment of the Due Principal Amount. Pursuant to the June Letter Agreement, the Bank agreed to a postponement of the payment of such Due Principal Amount until August 30, 2012, and to the extent that the Due Principal Amount and the Due Interest were repaid on August 30, 2012, the Bank agreed that, following such payment, it would forgive the June 2012 Write-Off Amount;

2.	The Borrower hereby requests that:

2.1.
the Bank agree to a further postponement of the payment of such Due Principal Amount until the date hereof, such that the Due Principal Amount will be paid on the date hereof, will continue to incur Interest from its original due date of June 30, 2012 and until such time as it is paid (at a rate of LIBOR + 5.25% per annum, with respect to US$ 10,000,000, and LIBOR + 1.5% per annum, with respect to US$ 5,133,040) (the “Due Interest”), and to the extent that the Due Principal Amount and the Due Interest are repaid on the date hereof, the Bank will, following such payment, forgive the June 2012 Write-Off Amount; and

2.2.
the Bank agree to grant the Borrower a waiver with respect to compliance with the Debt to EBITDA Financial Ratio pursuant to Section 1.1(a) of Schedule 13.25 of the Restructuring Agreement, as amended prior to the date hereof, solely with respect to the Quarter ending June 30, 2012.

3.	The Borrower shall pay the Due Principal Amount plus the Due Interest by no later than the date hereof.

4.
The Borrower requests that a credit amount of US$ 5,000,000 (the “Hahad Facility”) in the form of “Hahad” from the Bank, be made available to it. For this purpose, the Borrower shall execute and deliver to the Bank by no later than the date hereof an undertaking in the form attached hereto as Exhibit A ( ) (the “Hahad Undertaking”) on terms agreeable to the Bank (including that the Hahad Undertaking shall not be renewed after a period of a year from the date hereof has ended, which shall be signed by the authorized signatories of the Borrower, and shall include an attestation of the Borrower’s counsel regarding the authority of such person to bind the Borrower. The Hahad Facility will only be made available by the Bank to the Borrower following and subject to the Borrower’s payment of the Due Principal Amount plus the Due Interest by no later than the date hereof.

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5.
The Release Date (as such term is defined in the June Letter Agreement) shall be deferred, for all intents and purposes of the June Letter Agreement, including with respect to the obligations to pledge the Pledged Amount and to maintain the Blocked Amount (as such terms are defined in the June Letter Agreement), until such date as the Due Principal Amount and Due Interest are paid in full by the Borrower to the Bank and provided that no Default shall have occurred and be continuing at such time. At such time as the Due Principal Amount and Due Interest are paid in full, and provided that no Default shall have occurred and be continuing at such time, (i) the Bank shall release at such time the Pledged Amount from the pledge, and (ii) the obligations relating to the Blocked Amount in Section 5 of the June Letter Agreement (including,the No Withdrawal Undertaking executed in connection therewith) shall terminate.

6.
The Borrower shall pay to the Bank special and agreed upon fees in connection with —the handling of this letter, in the amount of US$ 75,000, by no later than the date hereof and the Borrower hereby authorizes the Bank to debit the Borrower’s bank account in the amount of such fee payment. In addition, the Borrower shall pay the costs and expenses of the Bank in connection with this letter, including the costs of the Bank’s legal advisors and all legal fees incurred by such advisors, within 15 days of the date of being requested to pay such costs and expenses, following which the Bank’s legal advisors shall issue a tax invoice to the Bank.

7.	The Borrower shall execute by no later than the date hereof an undertaking regarding banking services in the form attached hereto as Exhibit B (the “Banking Services Undertaking”).

8.
The Financial Covenants Letter shall be amended and replaced in its entirety with the amended Financial Covenants Letter in the form attached hereto as Exhibit C, and the Borrower shall execute the amended Financial Covenants Letter by no later than the date hereof.

9.
The Borrower hereby irrevocably agrees to deliver to the Bank on the date hereof, a protocol of the board of directors meeting of the Borrower or written resolutions thereof approving the execution and delivery of this letter, the Banking Services Undertaking, the Hahad Undertaking and the amended Financial Covenants Letter, and appointing authorized signatories to execute and deliver such agreements, which protocol shall include an attestation of the Borrower’s counsel regarding the validity of such protocol, including its compliance with applicable law and the Borrower’s constitutive documents, that the Borrower’s duly authorized signatories executed and delivered this letter, the Banking Services Undertaking, the Hahad Undertaking and the amended Financial Covenants Letter, and that such agreements have full and binding effect, all substantially the form attached hereto and reasonably acceptable to the Bank.

10.
The Borrower hereby confirms that, except for the consents specifically requested herein, the Bank is not being requested to make any changes to any provisions of the Restructuring Agreement or of any of the schedules, annexes or exhibits thereto or to any other Finance Documents, and that save as may be expressly consented to by the Bank below, the Restructuring Agreement and the schedules, annexes and exhibits thereto and all other Finance Documents shall remain unaltered and in full force and effect.

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11. The Borrower hereby confirms that this letter, the Banking Services Undertaking, and the Hahad Undertaking will constitute Finance Documents.

Yours faithfully,

Lumenis Ltd.

By:
Name:
Title:

OphirYakovian, CFO

Legal Counsel Confirmation

I, the undersigned, William Weisel Adv., as legal counsel to Lumenis Ltd. (the “Company”), hereby confirm that the Company duly signed upon the above Repayment Postponement letter, the_Banking Services. Undertaking, the Hahad Undertaking and the amended Financial Covenants Letter through its authorized signatories Messrs.    Ophir Yakovian    and/or    Zipi Ozer-Armon   , in accordance with the Company’s constituting documents and Board of Directors’ resolution, and I further confirm that the above signatures are binding upon the Company for every intent and purpose.

December 24, 2012
Stamp and Signature of legal counsel	Date

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On the basis of the above and conditioned on the fulfillment of the terms and conditions set out in Sections 3 - 11 above, the Bank consents to the Borrower’s request as set forth in Sections 2 and 4 above, to the provisions of Section 5 and agrees to the amendment of the Financial Covenants Letter pursuant to Section 8.

Except for the consents specifically requested herein, the Bank is not making any changes to any provisions of the Restructuring Agreement or to any of the schedules, annexes or exhibits thereto or to any other Finance Documents, Except as expressly agreed to herein, this letter shall not derogate in any manner from the rights of the Bank or the obligations of the Borrower under the Finance Documents. Save as may be expressly consented to by the Bank herein, the Restructuring Agreement and the schedules, annexes and exhibits thereto and all other Finance Documents shall remain unaltered and in full force and effect.

26.12.12
BANK HAPOALIM B.M.

Schedule 13.25

December   24  , 2012

To:
Bank Hapoalim B.M.

Re: Financial Covenants

Reference is made to the Restructuring Agreement by and between Lumenis Ltd. (the “Borrower”) and Bank Hapoalim B.M. (the “Bank”) dated September 30, 2006, as amended (the “Restructuring Agreement”), to which this document (the “Letter”) is attached as a schedule and forms an integral part thereof;

WHEREAS the Borrower has received and/or may receive from time to time from the Bank and other third parties have received and/or shall receive from time to time from the Bank against a guarantee or indemnification from the Borrower, credit, documentary credit, various loans, overdrafts in a current account, in a current loan account or any other account, various letters of indemnity and guarantees in favour of the Bank and/or third parties or others at our request or at the request of third parties, discounted notes, grants or extensions and various banking waivers and other various banking services (each separately and together - the “Banking Services”), under the conditions agreed upon or that shall be agreed upon from time to time with respect to each Banking Service.

WHEREAS the Borrower executed a letter dated June 25, 2008 entitled Financial Covenants, which was replaced in its entirety on June 30, 2009, which was replaced in its entirety on November 6, 2011 (the “Prior Financial Covenants Letter”).

NOW THEREFORE, the Borrower and the Bank hereby agree that, subject to Section 7 below, this Letter shall amend and replace such Prior Financial Covenants Letter in - its entirety, and the Borrower hereby declares and undertakes mat as long as it owes certain moneys to the Bank with respect to the Banking Services under the terms and conditions agreed upon from time to time or that shall be agreed upon with respect to each Banking Service, the Borrower shall comply with the following:

1.	Financial Ratios

1.1.
The Borrower covenants and undertakes that it will comply with the following financial ratios based on its Financial Statements that have been furnished to the Bank in accordance with Section 13.1 of the Restructuring Agreement, at all times and from time to time as of (and including) the Quarter ending September 30, 2011:

a)
The ratio of Net Total Debt to EBITDA shall not exceed:
(i) 6.5 (six point five) as of the end of each Quarter commencing as of the third Quarter of 2011 and ending on the first Quarter of 2012 (inclusive);
(ii) 5 (five) as of the end of each Quarter commencing as of the second Quarter of 2012 and ending on the first Quarter of 2013 (inclusive);
(iii) 4 (four) as of the end of each Quarter commencing as of the second Quarter of 2013 and ending on the first Quarter of 2014 (inclusive); and
(iv) 3.5 (three point five) as of the end of each Quarter commencing as of the second Quarter of 2014 until the Loan is repaid in full.

	b)	The Interest Coverage Ratio shall be: (i) at least 1 (one) as of the end of each Quarter commencing as of the third Quarter of 2009 and ending on the second Quarter of 2012 (inclusive);

(ii) at least 1.5 (one point five) as of the end of each Quarter commencing as of the third Quarter of 2012 until and ending on the first Quarter of 2013 (inclusive); and
(iii) at least 2 (two) as of the end of each Quarter commencing as of the second Quarter of 2013 until the Loan is repaid in full.

1.2.	The Borrower covenants and undertakes that:

a)
for the period commencing as of the date hereof and for as long as any payments or obligations pursuant to the Hahad Facility (as defined in that certain letter agreement dated as of the date hereof) or any other banking service which is or may be deemed as a Financial Indebtedness, as defined in Section 1.1.25 of the Restructuring Agreement (other than the Loan pursuant to the Restructuring Agreement) provided or which will be provided by the Bank pursuant to documents executed or to be executed by the Borrower in favor of the Bank remain outstanding, as of the end of each Quarter: the Borrower and its subsidiaries shall have available and accessible cash and Cash Equivalents in an aggregate amount of at least $15 (fifteen) million Dollars, on a consolidated basis. The Borrower shall provide the Bank within 10 days following the end of each Quarter with a certificate executed-by the Chief Financial Officer of the Borrower certifying that the cash and Cash Equivalents balances of the Borrower and its subsidiaries, as of the end of such Quarter, are at least equal to $15 (fifteen) million Dollars, on a consolidated basis.

b)
for the period commencing as of the date hereof and for as long as any payments or obligations pursuant to the Hahad Facility or any other banking service which is or may be deemed as a Financial Indebtedness, as defined in Section 1.1.25 off the Restructuring Agreement (other than the Loan-pursuant to the Restructuring Agreement) provided or which will be provided by the Bank pursuant to documents executed or to be executed by the Borrower in favor of the Bank remain outstanding, the Borrower’s accounts receivables as of the end of each Quarter, as set forth in the Borrower’s consolidated quarterly and annual Financial Statements, shall be in an aggregate amount of at least $20 (twenty) million Dollars.

2.	Definitions

2.1.	Defined terms not otherwise defined herein shall have the meaning ascribed to them in the Restructuring Agreement.

2.2.	“EBITDA” shall mean for any Accounting Period the sum of the following:

a)
the Operating Income of the Borrower in the ordinary course of business (excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in Fiscal Years 2011 - 2013 only, and (ii) non-recurring items); and

b)
any amortisation (including of intangible assets and intellectual property) , impairment and depreciation (such as depreciation of fixed assets), and excluding expense related to options or warrants pursuant to SFAS 123(R) reflected in the Financial Statements of the Borrower.

The EBITDA that shall be used for purposes of this Letter shall be the sum of the EBITDA of the relevant Quarter and the EBITDA of the three preceding Quarters; provided however, that in the event that the second Quarter of 2011 is one of the three preceding Quarters, then the second Quarter of 2011 shall not be counted in this calculation and the Quarter preceding the last three Quarters shall be included in its place (for example, if the relevant Quarter for which EBITDA is being measured is the first Quarter of 2012, the three additional Quarters that will be included in the calculation of EBITDA will be the fourth, third and first Quarters of 2011).

All items referred to above shall be taken from the Borrower’s relevant consolidated Financial Statements.

2.3	“Interest Coverage Ratio” means the product of the Borrower’s Operating Income excluding (i) income and/or, costs and payments associated with any lawsuits commenced prior to December 5, 2006 and up to a maximum of $1 million in Fiscal Years 2011 - 2013 only, (ii) non-recurring items and (iii) expense related to options or warrants pursuant to SFAS 123(R) divided by the Borrower’s interest expenses, each during the relevant Accounting Period.

The Operating Income that shall be used for purposes of this Letter shall be the average of the Operating Income of the relevant Quarter and the Operating Income of the three preceding Quarters; provided however, that in the event that the second Quarter of 2011 is one of the three preceding Quarters, then the second Quarter of 2011 shall not be counted in this calculation and the Quarter preceding the last three Quarters shall be included in its place (for example, if the relevant Quarter for which Operating Income is being measured is the first Quarter of 2012, the three additional Quarters that will be included in the calculation of Operating Income will be the fourth, third and first Quarters of 2011).

2.4.	“Net Total Debt” means the sum of

a)
the total amounts-outstanding under the Restructuring Agreement and any – interest or other amounts payable on account of such amounts (other than all write offs, whether previously wrote off or scheduled to be wrote off, under the Restructuring Agreement), assuming no Event of Default; and

	b)	the balance of all Banking Indebtedness and any interest or other amounts payable on account of such Banking Indebtedness;

LESS

c)
the balance of cash and Cash Equivalents held by the Borrower and its subsidiaries on a consolidated basis; but only to the extent that such cash and Cash Equivalents are free and clear of any Encumbrances (other than Encumbrances created in favor of the Bank).

2.5.	“Banking Indebtedness” means any indebtedness to banking or financial institutions of the kind listed in paragraphs (1), (2), (3) and (4) of the first schedule to the Securities Law 1968, and any similar banking or financial institution which is incorporated outside of the State of Israel and is regulated by governmental authority in its country of incorporation (other than indebtedness under Section 2.4(a) above), in respect of or pursuant to:

	a)	moneys borrowed;

	b)	any amount raised under any credit facility;

c)	any amount raised pursuant to any note, bonds, notes, debentures, bills or any similar instrument (including any debt security convertible, but not at the relevant time converted, into share capital);

d)
any amount raised under any other transaction which would, in accordance with GAAP, be treated as borrowing (other than transactions specifically referred to in the other paragraphs of this section 2.5 and any item that is Financial Indebtedness and is not specifically included in this definition of Banking Indebtedness);

e)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by such corporation or institution; or

f)
the amount of any liability in respect of any guarantee, indemnity or other legally binding instrument to assure payment of, or against loss in respect of non-payment of, any of the items referred to in paragraphs (a)-(e) above;

Any amount that may fall within more than one of the paragraphs above, shall be only counted once.

“Banking Indebtedness” shall exclude any Financial Indebtedness that is not included in Banking Indebtedness.

2.6.	“Cash Equivalents” means any investments, having a term to maturity of less than 360 days, a high credit rating or that are guaranteed or insured by the government (or a government agency) of the United States of America or the State of Israel.

	a)	moneys borrowed

Save as expressly stated otherwise, each-of “EBITDA”, “Interest Coverage Ratio”, and “Operating Income” for any period, shall be determined from the consolidated quarterly and annual Financial Statements, or, if not included in the Financial Statements, shall be determined from a certificate signed by the Auditors delivered to the Bank together with the Financial Statements. “Net Total Debt” pursuant to Section 2.4(a) above for any period shall be determined as set forth in Schedule 7 of the Restructuring Agreement with respect to that period.

3.	Any breach of any financial ratio set forth in Section 1 hereof shall be an Event of Default under the Restructuring Agreement.

4.
In each event that the Borrower breaches or does not comply with any of its obligations hereunder, the Bank shall have the right to demand immediate repayment of all the amounts due with respect to all or a part of the Banking Services retained by the Borrower and make use, at its discretion, of any and all the measures available to it in order to ensure full repayment of all amounts due to it.

5.
The Borrower shall pay the costs and expenses of the Bank in connection with this Letter, including the costs of the Bank’s legal advisors and all legal fees incurred by such advisors, within 15 days of the date of being requested to pay such costs and expenses, following which the Bank’s legal advisors shall issue a tax invoice to the Bank.

6.
Notwithstanding anything to the contrary herein, the Borrower and the Bank hereby agree that this Letter shall come into effect only after the delivery to the Bank of all requisite corporate approvals, to the Bank’s reasonable satisfaction, including a protocol of the board of directors meeting of the Borrower or written resolution, thereof approving the execution and delivery of this letter, and appointing authorized signatories to execute and deliver this Letter, which protocol or resolution shall include an attestation of the Borrower’s general counsel regarding the validity of such protocol or written resolution, including its compliance with applicable law and the Borrower’s constitutive documents, that the Borrower’s duly authorized signatories executed and delivered this Letter, and that this Letter has full and binding effect, all in substantially the form attached hereto and reasonably acceptable to the Bank.

Sincerely,

Lumenis Ltd.

Confirmed and acknowledged.

26.12.12
Bank Hapoalim, B.M.